Update on
Entergy Transmission
Spin/Merger with ITC
Meeting with LEUG
April 19, 2012
Presented by Entergy Louisiana and Entergy Gulf States Louisiana
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299
0

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements”
within the meaning of the Private Securities Litigation Reform Act of 1995.  Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-
looking statements, whether as a result of new information, future events, or otherwise.  Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011 and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings)
involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3)
failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5)
delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing.
Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC and Transco will file registration statements with the Securities and Exchange Commission
(“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions.  ITC will also file a proxy statement with the
SEC that will be sent to the shareholders of ITC.  Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions.  ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at
www.sec.gov.  The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by
calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by
calling 248-946-3000.

3 3 Agenda Agenda ITC Spin-Merge Transaction Overview Financial Flexibility Rate Effects of Spin-Merge Transaction Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Storm Response

4 4
The
The
Merger
Merger
Transaction
Transaction
–
–
End State
End State
Entergy Utility Operating Companies
comprised of:
Generation
Distribution
Entergy expects to receive gross cash
proceeds of $1.775B from new indebtedness
that will be assumed by ITC at close
Each Operating Company's capital structure
anticipated to be consistent with current
state following the transaction
Prior to the merger, ITC
expects to effectuate a
$700M recapitalization
currently anticipated
to be a special dividend
Entergy shareholders to merge
spun transmission business with
ITC merger subsidiary
New Holdco to survive
Entergy shareholders to receive
50.1% of ITC stock
Illustrative
Entergy
Shareholders
Entergy
Parent
Creditors
OpCo
Creditors
Utility
OpCos
Entergy
Wholesale
Commodities
Entergy
Shareholders
ITC
Shareholders
ITC
ITC Merger
Sub
Mid South
Transco LLC
(New Holdco)
Transco Subs

5 5 Benefits of ETR – ITC Spin-Merge Transaction ITC Spin-Merge Transaction Overview Agenda Agenda Financial Flexibility Rate Effects of Spin-Merge Transaction Approvals Required Storm Response

6 6
Increases flexibility of investment alternatives
Protects credit quality of Entergy OpCos
Supports efficient infrastructure investment
Overview of Benefits to Customers
Overview of Benefits to Customers
Through Spin-Merge
Through Spin-Merge
Combines best operating practices of both companies
Brings ITC’s experience and track record of safe and reliable operations to ensure continued strengthening of overall grid performance
Leverages Entergy employees’ knowledge and experience and
fully utilizes Entergy’s world-class storm restoration process
Provides singular focus on transmission system performance,
planning and operations
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance open access initiatives, and promote access to competitive energy markets
Enhanced credit quality improves access to capital for
Transmission business
Independent
and
Transparent
ITC Model
Operational
Excellence
Financial
Flexibility

7 7 ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Financial Flexibility Rate Effects of Spin-Merge Transaction Approvals Required Storm Response

???
Environmental, smart grid, hardening grid, etc.
Other = 0.15
0.7
Distribution
0.3
Transmission
1.0
Generation
~$2.2T
Current Market Cap
Projected

1 Invest
2 Issue Debt
3 Increased Rate Base
4 Project Delays
5 Attrition (Capex > Depn)
6 Lower Share Price
7 Issue Equity
8 Dilution
9 Rate Case
10 Regulatory Lag
Regulatory / Operational Risk

8

8 8
The Utility Industry Is Facing Huge Need for Capital
The Utility Industry Is Facing Huge Need for Capital
–
–
Estimated at $2.2T Over the Next 20 Years
Estimated at $2.2T Over the Next 20 Years
Growth / Investment
Issues Facing Utility Industry
Over Next 20 Years
Source: Internal analysis; Bloomberg
Projected Industry Capital Investments
Over Next 20 Years
$T

9 9
Challenges
facing the
electric
utilities
industry
Addressing
challenges
•
"a sustained, collaborative and open working relationship among the principal vested interests will be critical to the execution of corporate, environmental and public policy initiatives"
•
"we view most favorably those commissions that establish rates that reasonably reflect the costs incurred by a utility, including a return on equity, and where timely adjustments to these rates are made to recognize changes in costs"
•
"public service commissions continue to be reasonably supportive despite frequently lower authorized returns."
•
"a preference for expense deferrals may develop, and a proclivity for less competitive authorized returns will almost certainly prevail. Such a turn of events would likely result in a shift of our stable outlook on overall U.S. electric utility credit quality to negative."
Note: Comments sourced from Energy Biz article written by Richard W. Cortright, Jr., managing director in Standard & Poor's U.S. Utilities and
Infrastructure Ratings group dated Feb 07, 2012
Standard and Poor's Outlook – "Utility Credit Ratings Critical to Raising Capital –
Money Needed to Build Wires and Plants
Capital Trends –
Capital Trends –
Rating Agency Considerations
Rating Agency Considerations
•
"the real tests lie ahead, when federal environmental mandates and consequent spending requirements are more certain, when state renewable portfolio standards begin to command heightened expenditures in earnest, and when an aging infrastructure reveals its vulnerability"
•
"For an industry that is among the most capital-intensive in the United States, failure to maintain investment grade could have significant upward cost implications"

10 10
Industry Is Responding to Capital Investment
Industry Is Responding to Capital Investment
Challenges with Different Approaches
Challenges with Different Approaches
Create larger footprint; upsize balance sheet
•
Duke / Progress
•
Northeast Utilities / NSTAR
•
PPL / LG&E
•
First Energy / Allegheny
•
Exelon / Constellation
Achieve greater certainty in regulations
•
e.g., Formula rate plans, future test years,
specific rider recovery, CWIP in rates, etc.
Align business model with capital needs
•
e.g., AEP Transco
•
e.g., FPL Rate Hike Request
Consolidate
Build
Regulatory
Flexibility /
Certainty
Change
Business
Model

Actual
Actual
Projected
The average age of Entergy's coal plants is 30 years and its gas plants is 37 years
EEI has estimated that prospective EPA rules could increase total capex by 30%

11 11
5.3
7.2
2011-2014 2007-2010 2015-2021 2003-2006
4.3
+21%
Capital Trends –
Capital Trends –
Rising Capital for Entergy Overall
Rising Capital for Entergy Overall
???
Effect of EPA rules?
???
Effect of EPA rules?
Aging infrastructure?
+37%
Note: Excludes storm Capex for historical data; ETR Utilities includes EAI, ELL, EGSL, EMI, ETI, ENOI, SERI, ESI, EOI, SFI
Entergy Utilities Capital Investment
Total Spend
$B
Capital spending could significantly increase over the next
10 years due to the potential for new environmental
regulations and replacement of aging infrastructure

Capital investment in the transmission function is expected to significantly exceed depreciation expense

12 12
Capital Trends –
Capital Trends –
Rising Capital for Entergy’s Transmission Business
Rising Capital for Entergy’s Transmission Business
Entergy Projected Transmission Capital Investment
2012E-2014E; $M
0
100
200
300
400
500
600
2012E 2013E 2014E
Projected
Depreciation
Expense

13 13 13
For ETR Utilities, Spend on Major Storms
For ETR Utilities, Spend on Major Storms
Amounted to ~$2.6B Over 2005-2010
Amounted to ~$2.6B Over 2005-2010
Event Year
Spend
($M)
1
Hurricane Katrina 2005 1,074.2
Hurricane Rita 2005 48.5
Hurricane Gustav 2008 680.0
Hurricane Ike 2008 625.8
Ice Storm EAI 2009 2009 118.7
Ice Storm EAI Jan 2010 2010 12.1
Storm April 25, 2011 2011 46.1
Storm April 15, 2011 2011 37.6
January 2011 Winter Storm 2011 20.4
Tropical Storm Lee 2011 9.8
Storm April 19, 2011 2011 8.1
In the past, ETR
utilities have had to
effectively respond
to major storms
which have required
unplanned capital
expenditures
~$2.6 billion over
2005-2010
Strong balance sheet and credit ratings critical for quickly mobilizing capital and resources to respond to emergencies
1. Includes capital and O&M spend

14 14
2011-2014 2003-2006
3.5
2007-2010
1.7
2.5
2015-2021
Note: Excludes storm Capex for historical data
+46%
Capital spending could significantly increase over the next
10 years due to the potential for new environmental
regulations and replacement of aging infrastructure
Capital Trends –
Capital Trends –
Rising Capital for LAU
Rising Capital for LAU
???
Effect of regulation?
???
Effect of regulations?
Aging infrastructure?
+40%
LAU Capital Investment
Total Spend
$B

15 15 Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Storm Response Rate Effects of Spin-Merge Transaction Approvals Required

16 16
Storm Response Organization Will Be Modified
Storm Response Organization Will Be Modified
to Ensure Close Coordination and Interaction
to Ensure Close Coordination and Interaction
Between Entergy and ITC
Between Entergy and ITC
ETR System
Incident
Commander (SIC)
(John Mullins)
ITC System Incident
Commander (SIC)
(Greg Grillo)
System Section
Chiefs
System Planning
Chief
Supply Chain
Operations
Resource
Logistics
Administration
Planning Support
Branch Director
Restoration
Prioritization
Risk Analysis
Situation Branch
ITC Storm
Response
Organization
(details TBD in
design phase)
ITC-ETR
liaison
(New
position)
ITC Technical/Mgmt
employee assigned to
ETR storm response
center in Jackson
Preliminary pre-design phase vision
Final design scheduled 9/2012
ITC employee
ETR employee
Functional Incident
Commanders
(ex. Fossil, Distribution,
Nuclear, Gas)

17 17 Storm Response Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Rate Effects of Spin-Merge Transaction Approvals Required

18 18 18
Henry Hub Gas Index
$/mmBtu
15
10
5
0
ELL Avg. Monthly Residential Bill - 1,000 kWh
$
150
100
50
0
2011
95.93
2010
93.70
2009
83.35
2008
109.77
2007
99.55
2006
92.70
2005
96.83
2004
78.99
2003
84.12
2002
72.57
2001
80.97
13% reduction in customer
bills since 2008
Significant Variability in Average Residential Bills –
Significant Variability in Average Residential Bills –
Yearly Variation Between $2 and $26 Over 2001-2011
Yearly Variation Between $2 and $26 Over 2001-2011
Illustrative
Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes.
Source: Entergy Regulatory Services, Typical Bill Report
Henry Hub
Gas Index
$/mmBtu
2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0
ELL Avg. Monthly Residential Bill – 1,000 kWh
$
Henry Hub Gas Index
-$26.43
(-24%)
+$2.23
(+2%)
-13%

19 19 19
Henry Hub Gas Index
$/mmBtu
15
10
5
0
EGSL Avg. Monthly Residential Bill - 1,000 kWh
$
150
100
50
0
2011
93.55
2010
93.91
2009
82.35
2008
108.99
2007
101.47
2006
108.24
2005
101.34
2004
80.95
2003
87.16
2002
75.12
2001
89.25
14% reduction in customer
bills since 2008
Significant Variability in Average Residential Bills –
Significant Variability in Average Residential Bills –
Yearly Variation Between $1 and $27 Over 2001-2011
Yearly Variation Between $1 and $27 Over 2001-2011
Illustrative
Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes.
Source: Entergy Regulatory Services, Typical Bill Report
Henry Hub
Gas Index
$/mmBtu
2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0
EGSL Avg. Monthly Residential Bill – 1,000 kWh
$
Henry Hub Gas Index
-$26.64
(-24%)
-14%
+$0.37
(0%)

20 20
Transmission Constitutes ~12% of ELL Rate Base
Transmission Constitutes ~12% of ELL Rate Base
and ~13% of EGSL Rate Base (2010)
and ~13% of EGSL Rate Base (2010)
ELL Last Filed Rate Base
$B
4
3
2
1
0
Estimated
RemainCo
Rate Base
2.8
Estimated
Transmission
Rate Base
0.4
Aggregate
Rate Base
3.2
EGSL Last Filed 2010 Rate Base
$B
4
3
2
1
0
Estimated
RemainCo
Rate Base
Estimated
Transmission
Rate Base
0.3
Aggregate
Rate Base
2.1
2.4
Estimated ELL
Transmission
Rate Base
Is ~12%
of Total
Estimated
EGSL
Transmission
Rate Base
Is ~13%
of Total
1. Total Electric Rate Base sourced from Jan 2012 Investor News 2. Transmission Rate base sourced from May 2011 annual FERC OATT filing as of 12/31/10
Note: Figures are rounded for approximation

21 21 21
Rate Impacts: Transmission Constitutes a Small
Rate Impacts: Transmission Constitutes a Small
Portion of an ELL Customer's Total Bill
Portion of an ELL Customer's Total Bill
Typical ELL Customer Bill
Illustrative
Non-Fuel
43.0%
4.0%
53.0%
Transmission
Fuel

22 22 22
Rate Impacts: Transmission Constitutes a Small
Rate Impacts: Transmission Constitutes a Small
Portion of an EGSL Customer's Total Bill
Portion of an EGSL Customer's Total Bill
Typical EGSL Customer Bill
Illustrative
Non-Fuel
38.9%
6.6%
54.5%
Transmission
Fuel

23 23 23
•
Transition from current retail rate construct to FERC-regulated rate construct expected for ITC
•
Analysis assumes MISO base ROE for Entergy transmission business
(12.38%) and capital structure currently utilized by ITC operating companies
(60% equity/40% debt)
•
Benefits of credit quality improvement resulting from transition to FERC-
regulated rate construct partially offset ROE and capital structure impacts
Rate Impacts Split into Rate Construct, Rate Timing
Rate Impacts Split into Rate Construct, Rate Timing
and Other Effects for Retail Customers
and Other Effects for Retail Customers
•
Forward Test Year: Eliminates regulatory lag in recovery of capital investments
•
One time impact of conversion to forward test year
•
Reflects amounts that would have been collected in future years
•
MSS-2 construct eliminated post transaction
•
Current estimation reflects effect of paying load ratio share of Transmission cost factoring in zonal investment and retail share of Transmission investments
Rate
Construct
Effects
Rate
Timing
Effects
Other Effects

24 24
2014 Benefits
From Higher
Credit Quality
resulting from
Rate Construct
~(0.27)
2014 Rate
Construct
Effects from
FERC regulated
model
~0.84
Illustrative Bill
if ETR owns
T assets –
current state
~95.93
100
98
96
~96.31
0
Illustrative Bill
if ITC owns
T assets post
transaction
2
4
~(0.19)
6
2014 net
other effects*
ELL Residential Bill - 1,000 kWh
$
90
92
94
ELL Typical Residential Customer Bill Expected
ELL Typical Residential Customer Bill Expected
to
to
Initially Increase 0.4% Due to Rate Construct Effects
Initially Increase 0.4% Due to Rate Construct Effects
–
–
Expected Mitigation by Customer Benefits
Expected Mitigation by Customer Benefits
Illustrative
Expected Rate
Construct Effects*
*Refer to previous slide where rate construct and other assumptions are detailed
Note: Illustrative bill is the average of the 2011 Typical Monthly Bills for a residential customer using 1,000 kWh, excluding taxes. Calculation indicative of the rate effects of Transaction and is not meant to project an actual future customer bill. Estimation does not include effects of move to MISO, changes in fuel prices or rate cases between now and time of deal close
Note: Contents exclude estimated
one time rate timing effect of $0.65 in
2014 due to conversion to forward
test year - reflects amounts that
would have been collected in future
years
+0.38
0.4%
Over the long term,
customer bill effects
expected to be mitigated
by...
•
Enhanced Financial
flexibility
•
Operational Excellence
– Reliability, System
Performance, Scale
efficiencies etc.
•
Independent and
transparent ITC model

25 25
92
88
8
EGSL Residential Bill-1,000 kWh
$
100
4
0
96
~94.59
2014 net
other effects*
~0.36
2014 Benefits
From Higher
Credit Quality
resulting from
Rate Construct
Illustrative Bill
if ITC owns
T assets post
transaction
2014 Rate
Construct
Effects from
FERC regulated
model
~0.92
Illustrative Bill
if ETR owns
T assets –
current state
93.55
~(0.24)
EGSL
EGSL
Typical
Typical
Residential
Residential
Customer
Customer
Bill
Bill
Expected
Expected
to
to
Initially Increase 1.1% Due to Rate Construct Effects
Initially Increase 1.1% Due to Rate Construct Effects
–
–
Expected Mitigation by Customer Benefits
Expected Mitigation by Customer Benefits
Illustrative
Expected Rate
Construct Effects*
Over the long term,
customer bill effects
expected to be mitigated
by...
•
Enhanced Financial
flexibility
•
Operational Excellence
– Reliability, System
Performance, Scale
efficiencies etc.
•
Independent and
transparent ITC model
*Refer to previous slide where rate construct and other assumptions are detailed
Note: Illustrative bill is the average of the 2011 Typical Monthly Bills for a residential customer using 1,000 kWh, excluding taxes. Calculation indicative of the rate effects of Transaction and is not meant to project an actual future customer bill. Estimation does not include effects of move to MISO, changes in fuel prices or rate cases between now and time of deal close.
Note: Contents exclude estimated
one time rate timing effect of $0.65 in
2014 due to conversion to forward
test year - reflects amounts that
would have been collected in future
years
+1.04
1.1%

26 26 Storm Response Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Rate Effects of Spin-Merge Transaction

27 27
Pathway to Completion –
Pathway to Completion –
Required Approvals
Required Approvals
Jurisdiction / Authority Approval(s)
MISO RTO
•
Final approval of move to MISO RTO by all retail jurisdictions
•
Final FERC approval of move to MISO RTO
Entergy Retail
Regulators
(APSC, LPSC, MPSC,
PUCT, CCNO)
•
Change of control of transmission assets
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets
•
Establishment of new regulatory construct for new ITC
subsidiaries
•
Authorization for operating company financings
Hart-Scott-Rodino Act
(DOJ / FTC)
•
Pre-merger notification to review potential antitrust and
competition issues
IRS Private Letter
Ruling
•
Ruling regarding tax-free treatment of the distribution of Mid
South TransCo LLC (new Holdco)
ITC Shareholders
•
Merger
•
Amendment to ITC Articles of Incorporation to increase the
number of authorized shares
•
Authorization for issuance of greater than 20% of
outstanding shares
*Approval may be required in Missouri due to limited assets in those territories. Approval for Financings may be required in Tennessee.  Approval may be required in Oklahoma for ITC